

17017120

SEC Mail Processing Section APR 2017 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 29005 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/16 (MM/DD/YY) AND ENDING 01/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8437 Northern Avenue
(No. and Street)

| Rockford | Illinois | 61107 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Bates 815-332-4020
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm, LLC
(Name – *if individual, state last, first, middle name*)

| 1415 East State Street; Suite 608 | Rockford | Illinois | 61104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED 2017 APR 12 PM 1:53 SEC / TM

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securites, Inc., as of January 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


OFFICIAL SEAL
ANDREW J WELP
Notary Public - State of Illinois
My Commission Expires May 5, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **(Statement of Cash Flows)**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Bates Securities, Inc.**
**Table of Contents**

# BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY

Board of Directors of
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying statement of financial condition of Bates Securities, Inc. as of January 31, 2017, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Bates Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 12 through 14 has been subjected to audit procedures performed in conjunction with the audit of Bates Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bates Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm LLC

Rockford, Illinois
March 20, 2017


524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com





Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

**Bates Securities Inc.**
**Statement of Financial Condition**
**As of January 31, 2017**

ASSETS

| | | 2017 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 67,853 |
| Commissions receivable | | 120,527 |
| Marketable securities, at fair value | | 25,570 |
| Total current assets | | 213,950 |
| | | |
| Property & equipment: | | |
| Furniture & equipment | | 13,482 |
| Less accumulated depreciation | | (13,482) |
| Total property & equipment | | - |
| TOTAL ASSETS | $ | 213,950 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Accrued expenses: | | |
| Salaries and commissions | $ | 39,793 |
| Payroll tax withholdings | | 1,233 |
| 401K | | 2,820 |
| Due to affiliate | | 8,478 |
| Total current liabilities | | 52,324 |
| Stockholder's equity: | | |
| Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding | | 3,600 |
| Additional paid-in capital | | 18,100 |
| Retained earnings | | 139,926 |
| Total stockholder's equity | | 161,626 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 213,950 |

The accompanying notes are an integral part of the financial statements.

**Bates Securities Inc.**
**Statement of Income**
**For the Year Ended January 31, 2017**

| | | 2017 |
|---|---|---|
| Revenues: | | |
| Mutual funds and 12b-1 fees | $ | 979,940 |
| Commissions | | 262,240 |
| Investment income | | 13,859 |
| Unrealized loss on investment | | (7,732) |
| Miscellaneous | | 8,660 |
| Total revenues | | 1,256,967 |
| Expenses: | | |
| Salaries and commissions | | 365,259 |
| Fees and reimbursement of expenses to affiliates | | 861,843 |
| Payroll taxes | | 6,186 |
| Bank charges | | 210 |
| Office | | 30 |
| Insurance | | 500 |
| Professional fees | | 14,353 |
| Regulatory fees | | 25,832 |
| Total expenses | | 1,274,213 |
| Operating loss | $ | (17,246) |

The accompanying notes are an integral part of the financial statements.

# Bates Securities Inc.
## Statement of Change in Stockholder's Equity
## For the Year Ended January 31, 2017

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 31, 2016 | $ 3,600 | $ 18,100 | $ 157,172 | $ 178,872 |
| Operating loss | - | - | (17,246) | (17,246) |
| Balance, January 31, 2017 | $ 3,600 | $ 18,100 | $ 139,926 | $ 161,626 |

The accompanying notes are an integral part of the financial statements.

**Bates Securities Inc.**
**Statement of Cash Flows**
**For the Year Ended January 31, 2017**

| | | 2017 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (17,246) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Unrealized losses on investments | | 7,732 |
| Realized gains on investments | | (13,859) |
| Increase (decrease) in assets; | | |
| Commissions receivable | | (11,753) |
| (Increase) decrease in liabilities: | | |
| Accrued salaries and commissions | | 37,593 |
| Accrued payroll tax withholdings | | 236 |
| Accrued 401K | | 296 |
| Due to/from affiliates | | 2,386 |
| Net cash provided by operating activities | | 5,385 |
| CASH FLOWS FROM INVESTING ACTIVITIES; | | |
| Net proceeds from sale of investments | | 30,005 |
| Net cash provided by investing activities | | 30,005 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 35,390 |
| CASH AND CASH EQUIVALENTS, beginning of year | | 32,463 |
| CASH AND CASH EQUIVALENTS, end of year | $ | 67,853 |

The accompanying notes are an integral part of the financial statements.

## Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

Bates Securities, Inc. (the Company) is an Illinois Corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company introduces and forwards, as a broker, all security transactions and accounts to David A. Noyes & Company and Hilltop Securities, Inc., or other qualified investment companies, which carry such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from David A. Noyes & Company and Southwest Securities, Inc., and other companies for whom the Company has sold annuities or mutual funds.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Commissions Receivable

Management believes that, based on industry practice and collection history, the balance receivable from its clearing broker at January 31, 2017, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the an accelerated method 200% declining balance method over the estimate useful lives of the assets, which range from 5-7 years. Depreciation expense totaled $0 for the year ended January 31, 2017 due to being fully depreciated.

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Deferred Income Tax

Deferred income taxes result from the use of the accrual method of financial reporting purposes and the cash basis for tax purposes.

**Note 1 – Summary of Significant Accounting Policies (Continued)**

Recognition of revenue
All securities and annuity transactions and related revenue and expenses are recorded on a trade-date basis.

**Note 2 – Fair Value Measurements**
Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted process for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At January 31, 2017, the Company did not have any Level 2 or Level 3 inputs.

Marketable equity securities held by the Company at January 31, 2017, consist of the following which is valued at the unadjusted quoted prices in active markets for identical assets (Level 1) at yearend:

| January 31, 2017 | Market Value | |
|---|---|---|
| EUROPACIFIC GROWTH FUND - A(16) | $ | 643 |
| NEW PERSPECTIVE FUND - A(07) | | 4,829 |
| NEW WORLD FUND - A(36) | | 18,397 |
| SMALLCAP WORLD FUND - A(35) | | 1,701 |
| | $ | 25,570 |

**Note 3 – Net Capital Requirements**
The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at January 31, 2017, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At January 31, 2017, the Company had net capital of $37,348, which was $32,348 in excess of its required net capital of $5,000 and its aggregate indebtedness was $52,324. The Company's ratio of aggregated indebtedness to net capital was 1.4 to 1 at January 31, 2017.

**Note 4 – Fees and Reimbursement of Expenses to Affiliates**

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Bates Securities, Inc.'s operating expenses in exchange for a fee equal to 99 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $861,843 for the year ended January 31, 2017 and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

**Note 5 – Income Taxes**

The Company has adopted the provisions of FASB Interpretation No. (FIN)48 "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is require to be met before being recognized in the financial statements.

The Company files federal and Illinois tax returns. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress for any tax periods. The Company believes it is no longer subject to income tax examinations for years prior to 2013.

Deferred taxes have been offset by a net operating loss carryforward and will be reinstated when net operating loss carryforward has been utilized. The Company has a net operating loss carryforward totaling $5,092 from January 31, 2015.

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at January 31, 2017

The Company's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

**Note 6 – Commitments and Contingencies**

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

**Note 7 – Clearing Agreement**

The Company is an introducing broker, and clears all transactions for customers through a money market account with American Funds and First Clearing Corporation. The Company promptly transmits all customer funds and securities to such accounts. As of January 31, 2017, the Company had no amounts or securities due to the account from unsettled trades.

**Note 8 – Major Customers**

Revenues from an institutional client in excess of 10 percent of total revenues and reimbursable expenses income is as follows:

Customer 1 - $895,729
Customer 2 - $115,885

**Note 9 – Subsequent Events**

The Company's management has evaluated subsequent events through March 20, 2017, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

**Bates Securities Inc.**
**Computation of Net Capital Required by Rule 15c3-1**
**of the Securities and Exchange Commission**
**January 31, 2017**

| **COMPUTATION OF NET CAPITAL** | | **2017** |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 161,626 |
| Less non-allowable assets: | | |
| Accounts receivable | | 120,000 |
| **NET CAPITAL BEFORE HAIRCUTS** | | 41,626 |
| | | |
| Less haircuts on securities: | | |
| Equities | | 3,835 |
| Money markets | | 443 |
| Total haircuts on securities | | 4,278 |
| **NET CAPITAL** | $ | 37,348 |
| | | |
| Net capital requirement | | 5,000 |
| **EXCESS NET CAPITAL** | $ | 32,348 |
| | | |
| **NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT** | $ | 31,348 |

| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
|---|---|---|
| Aggregate indebtedness | $ | 52,324 |
| Ratio: Aggregate indebtedness to net capital | | 1.4 to 1 |

**Note:**

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of January 31, 2017.

Schedule II

**Bates Securities, Inc.**
**Computation for Determination of Reserve Requirements**
**Required by Rule 15c3-3 of the Securities and Exchange Commission**
**January 31, 2017**

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i). The Company does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker or dealer. The Company promptly transmits all customer funds and securities to David A. Noyes & Company and Southwest Securities, Inc. The Company does not hold funds or securities for, or owe money or securities to, customers.

## Bates Securities, Inc.
## Information Relating to the Possession or Control Requirements
## Required by Rule 15c3-3 of the Securities and Exchange Commission
## January 31, 2017

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(i). The Company does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker or dealer. The Company promptly transmits all customer funds and securities to David A. Noyes & Company and Southwest Securities, Inc. The Company does not hold funds or securities for, or owe money or securities to, customers.

# BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Company

Board of Directors of
Bates Securities, Inc.
Rockford, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Bates Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bates Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (2) Bates Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Bates Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bates Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm LLC

Rockford, Illinois
March 20, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com



Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Bates Securities, Inc.
8437 Northern Avenue
Rockford, Illinois 61107

Bates Securities, Inc.'s Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Bates Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2. The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Bates Securities, Inc.

I, George E. Bates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

George E Bates - President

Title: President and Chief Compliance Officer

March 20, 2017

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountants' Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of
Bates Securities, Inc.
Rockford, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2017, which were agreed to by Bates Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Bates Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Bates Securities, Inc.'s management is responsible for Bates Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement in the general ledger and to copies of disbursed checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended January 31, 2017, noting no differences;

3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 to Form X-17A-5 and Bates Securities, Inc.'s Statement of Operations, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Beggin Tipp Lamm LLC

Rockford, Illinois
March 20, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com



Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601